Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168905

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 3 DATED OCTOBER 25, 2012

TO THE PROSPECTUS DATED JUNE 1, 2012

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated June 1, 2012 and Supplement No. 2 thereto dated August 16, 2012. Supplement No. 2 amended and superseded Supplement No. 1. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our follow-on public offering;

•	an update on our recently completed acquisition;

•	an update on our debt; and

•	our entry into a second amended and restated advisory agreement.

Status of Our Offering

We commenced our initial public offering of shares of our common stock on March 17, 2008. On September 16, 2011, we terminated our initial public offering, having sold approximately 29 million shares and received aggregate gross offering proceeds of approximately $289 million. We commenced the follow-on offering of shares of our common stock (our “Follow-on Offering”) on September 22, 2011. As of October 18, 2012, we have received aggregate gross offering proceeds of approximately $120 million from the sale of approximately 12.1 million shares in our Follow-on Offering, and aggregate gross offering proceeds from our initial public offering and our Follow-on Offering of approximately $409 million from the sale of approximately 41.1 million shares. As of October 18, 2012, approximately 97.9 million shares remained available for sale to the public under our Follow-on Offering, including shares available under our distribution reinvestment plan. Our Follow-on Offering will not last beyond September 22, 2013, unless extended by our board of directors as permitted under applicable law. We also reserve the right to terminate our Follow-on Offering at any time.

Recently Completed Acquisition

The following describes our recently completed acquisition.

Stockade Portfolio (Phase Two)

On October 1, 2012, we closed on the second portion of the Stockade Portfolio for a purchase price of $11.4 million, which included the two properties in the table below:

Property	Address	Purchase Price	Year Built	Approx. Sq. Ft. (net)	Approx. Units
Wilmington Island –GA	4777 Highway 80 East, Wilmington Island, GA	$8,100,000	1999	69,400	570
Myrtle Beach – SC	3015 Ricks Industrial Park Dr., Myrtle Beach, SC	$3,300,000	2002	73,300	480
TOTAL		$11,400,000		142,700	1,050

We funded phase two of the Stockade Portfolio with proceeds from the Citi Stockade Loan (described below). We incurred acquisition fees of $285,000 in connection with this acquisition.

Our portfolio now consists of 102 wholly-owned properties in 17 states and Canada, consisting of approximately 66,000 self storage units and 8.2 million rentable square feet of storage space.

Update on our Debt

Entry into Citi Stockade Loan

On October 1, 2012, in connection with the acquisition of phase two of the Stockade Portfolio, we, through 10 property owning special purpose entities wholly-owned by our operating partnership (the “SPEs”), entered into a loan agreement with Citigroup Global Markets Realty Corp. pursuant to which the SPEs obtained a loan in the principal amount of $18.2 million (the “Citi Stockade Loan”). The Citi Stockade Loan has a term of 10 years, maturing on October 1, 2022, and requires monthly payments of interest only for the first two years, with fixed monthly payments of principal and interest thereafter. The Citi Stockade Loan bears interest at a fixed rate of 4.6%.

The Citi Stockade Loan is secured by cross-collateralized first mortgage liens or deeds of trust on 10 of our properties located in Florida, Georgia, and South Carolina, consisting of the eight properties acquired as phase one of the Stockade Portfolio and the two properties acquired as phase two of the Stockade Portfolio. The SPEs may prepay the Citi Stockade Loan only during the three months prior to the maturity date of the Citi Stockade Loan; provided, however, that the SPEs may defease the Citi Stockade Loan upon the occurrence of certain conditions. We serve as a guarantor of the obligations under the Citi Stockade Loan.

In connection with the Citi Stockade Loan, we paid customary lender fees, legal fees, and other expenses. The Citi Stockade Loan contains a number of customary representations, warranties, indemnities and covenants.

Entry into KeyBank CMBS Loan

On October 10, 2012, we, through special purpose entities wholly-owned by our operating partnership (the “Borrower SPEs”), which hold nine of our self storage facilities (the “Encumbered Properties”), entered into a CMBS loan with KeyBank National Association (“KeyBank”) (the “KeyBank CMBS Loan”) in the principal amount of $31 million (the “Loan Amount”). The majority of the proceeds from the KeyBank CMBS Loan were used to reduce the outstanding principal amount under our secured credit facility with KeyBank (the “Second Restated KeyBank Credit Facility”) from $82 million to $55 million. KeyBank released the nine Encumbered Properties, along with three additional properties, collectively known as the non-Homeland properties, from the security interests granted under the Second Restated KeyBank Credit Facility (the Encumbered Properties are now subject to security interests granted under the KeyBank CMBS Loan, as discussed below). The remaining proceeds of the KeyBank CMBS Loan will be used to make future acquisitions of self storage facilities and for other general corporate purposes.

The KeyBank CMBS Loan has a term of ten years and matures on November 1, 2022. Additionally, the KeyBank CMBS Loan bears a fixed rate of 4.65% per annum, is interest only for the first year and thereafter requires amortization on a 30-year amortization schedule.

In connection with the KeyBank CMBS Loan, the Borrower SPEs entered into a Loan Agreement (the “Loan Agreement”) and issued a promissory note in favor of KeyBank for the Loan Amount. The KeyBank CMBS Loan is secured by interests in each of the Encumbered Properties created pursuant to certain Deeds of Trust; Assignments of Leases and Rents, Security Agreements and Fixture Filings; and Assignments of Management Agreement and Subordination of Management Fees. The security instruments for each Encumbered Property are cross-collateralized and cross-defaulted with those related to the other Encumbered Properties.

Under certain conditions, the Borrower SPEs may cause the release of one or more of the Encumbered Properties in connection with a full or partial defeasance of the KeyBank CMBS Loan. Under certain conditions, the Borrower SPEs may also prepay the KeyBank CMBS Loan (in whole, but not in part) and cause a release of all of the Encumbered Properties, which prepayment will be subject to a yield maintenance charge (except for prepayments made during the last three months of the ten-year term which will be without penalty).

We entered into a guaranty agreement in favor of KeyBank under which we have guaranteed the obligations of the Borrower SPEs under the KeyBank CMBS Loan upon the occurrence of certain events as set forth in the Loan Agreement. The KeyBank CMBS Loan contains a number of other customary terms and covenants.

Entry into Second Amended and Restated Advisory Agreement

The following discussion should be read in conjunction with the “Management — The Amended and Restated Advisory Agreement” section of our prospectus:

On September 27, 2012, we entered into a second amended and restated advisory agreement with our advisor. The material terms of the amended and restated advisory agreement have not been changed, other than the addition of a provision restricting us, during the term of the second amended and restated advisory agreement and for a period of two years after termination of the second amended and restated advisory agreement, from soliciting or hiring any employee of, or person performing services on behalf of, our advisor.

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